EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the nine months ended September 30,
	2000	1999

EARNINGS
Pre-tax income (loss)	$(16,443)	$29,897
Fixed charges	9,693	9,738

Total	$(6,750)	$39,635

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$8,858	$9,134
Interest portion of rental expenses	835	604

Total fixed charges	$9,693	$9,738

Ratio of earnings to fixed charges	(A)	4.1

(A)	Earnings were insufficient to cover fixed charges by $16.4 million for the nine months ended September 30, 2000.